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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

FIRSTWAVE TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value, with an Exercise Price of More than $10.00 per Share (Title of Class of Securities)	None CUSIP Number of Class of Securities)

Richard T. Brock
President and Chief Executive Officer
Firstwave Technologies, Inc.
2859 Paces Ferry Road, Suite 1000
Atlanta, Georgia 30339
Telephone: (770) 431-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
W. Benjamin Barkley, Esq.
Kilpatrick Stockton, LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
Telephone: (404) 815-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,176,481.14	Previously Paid

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 113,604 shares of Common Stock of Firstwave Technologies, Inc. having an aggregate value of $1,176,481.14 as of February 15, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per $1 million of the transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $108.24. Form or Registration No.: 005-44470.	Filing party: Firstwave Technologies, Inc. Date filed: February 19, 2002.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO with exhibits thereto, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on February 19, 2002, (Commission File No. 005-44470) reports the final results of the offer by Firstwave Technologies, Inc., a Georgia corporation ("Firstwave"), to exchange options outstanding under the Company's 1993 Stock Option Plan (the "Plan") with an exercise price of more than $10.00 per share to purchase approximately 113,604 shares of the Company's Common Stock, no par value ("Option Shares"), for new options that will be granted under the Plan upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange Outstanding Options with an Exercise Price of More than $10.00 Per Share for New Options dated February 19, 2002, as amended (the "Offer to Exchange", which together with the Schedule TO constitute the "Offer").

        The Offer expired at 12:00 Midnight, Eastern Standard Time on March 18, 2002. Pursuant to the Offer, Firstwave accepted for cancellation on March 19, 2002 options exercisable for 81,684 shares of Common Stock representing approximately 71.9% of the options that were eligible to be tendered for exchange. Subject to the terms and conditions of the Offer, Firstwave will grant new options on September 20, 2002 in exchange for those options it accepted for cancellation.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTWAVE TECHNOLOGIES, INC.
By:
Judith A. Vitale Chief Financial Officer

Date: March 21, 2002

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SIGNATURE